Zentek's ZenGUARD™ Enhanced Air Filtration Media
Completes Qualification Program with Quality Filters Inc.;
First U.S. Commercial Order Received

Guelph, ON - July 7, 2026 - Zentek Ltd. ("Zentek" or the "Company") (TSXV: ZEN) (NASDAQ: ZTEK) is pleased to announce that Quality Filters Inc. ("Quality"), its U.S.-based manufacturing and distribution partner headquartered in Robertsdale, Alabama, has successfully completed a validation and qualification program for ZenGUARD™ Enhanced Air Filtration Media and has subsequently placed its first commercial order for 244 rolls to support production of multiple sizes of heating, ventilation and air conditioning ("HVAC") air filters. This milestone marks the transition from the pilot evaluation program announced on March 4, 2026, to commercial production and market launch activities.

The validation and qualification program was designed to assess product compatibility, manufacturing scalability, and end-product performance under Quality's commercial production conditions. Quality has confirmed that performance results met its qualification requirements and production specifications. As a result of the successful program, Quality has initiated its first commercial order for ZenGUARD™ Enhanced Air Filtration Media. The initial order is intended to support commercial production and market launch activities.

The U.S. represents a highly attractive market for advanced HVAC air filtration solutions, supported by both scale and structural demand drivers. Independent industry research estimates the U.S. air filter market is projected to reach approximately US$7.4 billion by 20321, driven by commercial, healthcare, and institutional buildings requiring higher-performance filtration solutions. At the same time, building decarbonization is accelerating, with the U.S. Department of Energy estimating that buildings consume 40% of total energy used in the U.S. and approximately 75% of U.S. electricity consumption2, placing HVAC system efficiency at the center of regulatory and economic priorities. The Company believes these market trends create a compelling opportunity for filtration technologies that can enhance air quality without increasing system energy demand. Quality's first commercial order for ZenGUARD™ Enhanced Air Filtration Media represents Zentek's first step in accessing this growing market through an established U.S. manufacturing partner.

Management Commentary

"ZenGUARD™ Enhanced Air Filters performed to our specifications through a rigorous validation process, and we are pleased to be moving into commercial production. We look forward to introducing this technology to our customers," said Amy Spottswood, Chief Executive Officer of Quality Filters Inc.

"Completing the validation program and receiving Quality's first commercial order is a meaningful step in Zentek's U.S. commercialization strategy. Quality confirmed that ZenGUARD™ Enhanced Air Filtration Media meets their specifications, and we are now moving from testing to commercial execution. Quality Filters is exactly the type of reputable, innovative manufacturing partner we want to work with as we bring ZenGUARD™ into the U.S. market, and we look forward to supporting them as they integrate ZenGUARD™ technology into their product offerings," said Mohammed (Moe) Jiwan, Chief Executive Officer of Zentek.

About Zentek Ltd.

Zentek Ltd. is a Canadian intellectual property development and commercialization company advancing a portfolio of graphene-enabled and advanced material technologies across clean air, next-generation materials, and critical minerals. Core platforms are Albany Graphite, ZenGUARD™, and Triera. Albany is the principal critical minerals asset, advancing toward a PEA targeted for completion in summer 2026.

About Quality Filters Inc.

Quality Filters Inc. is a manufacturer of commercial and residential air filtration products, based in Robertsdale, Alabama. The company designs and manufactures HVAC air filters for distributors, original equipment manufacturers, and commercial customers, and is recognized for its strong track record in customer service and its commitment to delivering high-quality, reliable filtration products.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For more information:

Mohammed (Moe) Jiwan

Chief Executive Officer, Zentek Ltd.

T: 416-709-8876

E: mjiwan2@zentek.com

W: www.zentek.com

References (public)

¹ Fortune Business Insights, Air Filters Market Size, Share & Industry Analysis, April 2026. https://www.fortunebusinessinsights.com/u-s-air-filter-market-108083

² U.S. Department of Energy, Data and Analysis for Buildings Sector Innovation. https://www.energy.gov/cmei/buildings/data-and-analysis-buildings-sector-innovation